

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2015

<u>Via Email</u>
Anthony E. Maslowski
Chief Financial Officer
Avago Technologies Limited
1 Yishun Avenue 7
Singapore 768923

   Re: Avago Technologies Limited
     Form 10-K for Fiscal Year Ended November 2, 2014
     Filed December 29, 2014
     File No. 001-34428

Dear Mr. Maslowski:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Brian Cascio

        Brian Cascio
        Accounting Branch Chief